

March 3, 2011

Vincent Browne
Chief Executive Officer
Flint Telecom Group, Inc.
7500 College Blvd., Suite 500
Overland Park, KS 66210

> **Re:** **Form 10-K for the Year Ended June 30, 2010**
> **Filed October 21, 2010, as amended**
>
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed February 22, 2010**
>
> **File Number 001-15569**

Dear Mr. Browne:

We have reviewed your supplemental correspondence dated February 17, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Revenue Recognition, page F-13

1. Please expand on your response to our comments 3 and 5 from our letter dated February 3, 2011 to clarify your revenue recognition policy for your Phone House business. If true please confirm that your returns are recorded in the same period that the concurrent revenue is recorded and you in fact are able to record actual returns in each period. In addition, confirm that even though your return policy is 90 days, all returns actually happen within 30 days of sale.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

Condensed Consolidated Balance Sheets, page 4

2. We note that your accounts receivable balance increased from $1.1 million to $1.9 million while your allowance for doubtful accounts decreased from $431,381 to $218,015 from June 30, 2010 to December 31, 2010. Please disclose why your allowance for doubtful accounts decreased while your accounts receivable balance increased significantly. Further explain why your condensed consolidated statements of cash flows do not include bad debt expense as disclosed on page 6.

5. Acquisition of Ingedigit International, Inc. and Gotham Ingedigit Financial Processing Corp.

3. Please tell us why you did not file audited financial statements and pro forma financial statements for your acquisition of Ingedigit International, Inc. and Gotham Ingedigit Financial Processing Corp. It appears that such acquisitions meet the significance tests of Rule 8-04 of Regulation S-X.

4. Tell us how you valued the Series H convertible preferred stock issued in the acquisition and refer to your basis in the accounting literature that supports your methodology. Further, explain the assumptions used and why.

14. Commitments and Contingencies, page 27

5. With regard to your material contingencies, disclose the amounts that you have accrued in your financial statements. If you did not accrue for significant contingencies, disclose the reason an accrual was not necessary for each case or proceeding. Refer to your basis in accounting literature.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Liquidity and Capital Resources, page 39

6. We reissue comment one from our letter dated February 3, 2011. Even with the reverse split you describe, you have approximately 848 million authorized shares available to issue based on the disclosure contained in your Form 10-Q filed on February 22, 2011.

   Based on the closing price of your common stock on February 25, 2011 ($0.0077), you would need to issue approximately 1.9 billion shares (1,948,051,948) in order to raise the full $15 million under the Kodiak financing agreement. If calculated as of the date of your response letter, the number would have been 2.0 billion shares.

Please revise your disclosure in order to clarify that you will most likely have to increase your number of authorized shares, requiring a shareholder vote, before you would have the ability to raise the full $15 million under the Kodiak financing agreement.

Forward Looking Statements, page 41

7. Because your common stock is considered a penny stock, the safe harbor contained in the Private Securities Litigation Reform Act is not available for the company. Please delete the reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
Anslow & Jaclin
Via Facsimile: (732) 577-1188